UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-D-2(b)



                                MicroFrame, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   594915-20-9
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ]           Rule 13d-1(b)
                   [x]           Rule 13d-1(c)
                   [ ]           Rule 13d-1(d)

                                       13G

CUSIP No.  594915-20-9                            Page    2    of   5    Pages
          -------------------------                    -------    ------


 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen M. Deixler

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [ ]
 3       SEC USE ONLY

 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

   NUMBER OF             5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                           760,532
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH               6      SHARED VOTING POWER

                                                   0
                         7      SOLE DISPOSITIVE POWER

                                         760,532

                         8      SHARED DISPOSITIVE POWER

                                                0

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  760,532

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  13.7%

12       TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

CUSIP No. 594915-20-9                             Page   3   of   5    Pages
          -----------                                  -----    ------

Item 1(a)       Name of Issuer:

                MicroFrame, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                21 Meridian Road
                Edison, New Jersey 08820

Item 2(a)       Name of Person Filing:

                Stephen M. Deixler

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                21 Meridian Road
                Edison, New Jersey 08820

Item 2(c)       Citizenship:

                United States of America

Item 2(d)       Title of Class of Securities:

                Common Stock, $.001 par value per share

Item 2(e)       CUSIP Number:

                594915-20-9

Item 3 This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b)


Item 4(a)       Amount Beneficially Owned

                As of January 21, 1999:

                760,532 shares of Common Stock. Does not include an aggregate of 214,436 shares of Common Stock owned by Mr. Deixler's wife, mother, children and grandchildren as to which Mr. Deixler disclaims beneficial ownership. Includes 120,406 shares of Common Stock held by Merrill Lynch Pierce Fenner & Smith custodian f/b/o Stephen M. Deixler, IRA. Includes 27,500 shares of Common Stock issuable upon exercise of currently exercisable stock options. Also includes 53,330 shares of Common Stock issuable upon exercise of currently exercisable Class A and Class B Warrants.

Item 4(b)       Percent of Class: 13.7%

                                       13G

 CUSIP No. 594915-20-9                                Page   4   of   5    Pages
           -----------                                    -----    ------



Item 4(c)       Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 760,532
                (ii)  shared power to vote or to direct the vote: 0
                (iii) sole  power  to  dispose  or to direct the disposition of:
                      760,532
                (iv)  shared power to dispose or to direct the disposition of: 0

Item 5          Ownership of Five Percent or Less of a Class:

                Not applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.

Item 7          Identification  and  Classification   of  the  Subsidiary  Which
                Acquired  the  Security  Being Reported on By the Parent Holding
                Company:

                Not applicable.

Item 8          Identification and Classification of Members of the Group:

                Not applicable.

Item 9          Notice of Dissolution of Group:

                Not applicable.

Item 10         Certification:

                Not applicable.

                                       13G

CUSIP No. 594915-20-9                                Page   5   of   5    Pages
          -----------                                     -----    ------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 1, 1999
                                                    ----------------------------
                                                          (Date)


                                                    /s/ Stephen M. Deixler
                                                    ----------------------------
                                                        (Signature)


                                                        Stephen M. Deixler
                                                    ----------------------------
                                                          (Name)